SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Public Health Agency in Major US Metropolis Expands STARLIMS License to Cover Clinical Testing, H1N1 Response; dated August 27, 2009

ITEM 1

Public Health Agency in Major US Metropolis Expands STARLIMS License to Cover Clinical Testing, H1N1 Response

HOLLYWOOD, Fla., August 27, 2009 – STARLIMS Technologies Ltd. (Nasdaq:LIMS), a leading provider of laboratory information management systems, or LIMS, today announced an expansion to its original contract with the public health agency of a major U.S. city. The new agreement provides an enterprise license for all of the agency’s divisions, extending STARLIMS to the city’s health providers to streamline specimen registration, tracking and reporting. The expanded licensing agreement increases the total contract value to approximately $1.3 million, including licenses for the Company’s software, first year maintenance and professional services.

The original agreement of May 2009 provided STARLIMS licensing for two of the agency’s four public health divisions, while the extended agreement covers all four divisions, including accelerated deployment in the divisions of Microbiology and of Virology and Immunology. The agency’s laboratories are responsible for testing more than 400,000 specimens annually. One of the drivers for this expansion was STARLIMS’s proven success helping public health agencies to meet the unique challenges of H1N1 influenza.

“We are extremely gratified to see that the public health informatics expertise we have developed over years of collaboration with federal, state and local agencies will be fully utilized in this major metropolitan area,” said Jeff Ferguson, COO of STARLIMS. “Over the past months, we have collaborated in an intensely focused fashion with various public health agencies to help our partners respond rapidly and effectively to the H1N1 influenza virus. The tools we have developed will now be available across the public health divisions of this large metropolis, thanks to the expansion of our licensing agreement.”

STARLIMS and H1N1 Testing
STARLIMS has proven success collaborating with public health partners in H1N1 response, partnering closely with agencies such as the Louisiana Office of Public Health, the Wyoming Department of Health, the Tennessee Department of Health and the San Diego County Public Health Department. In a related initiative, STARLIMS is helping develop a standard influenza testing module, as a major component of the Laboratory Response Network for Bioterrorism (LRNB) of the United States Centers for Disease Control and Prevention (CDC). This collaboration involves not only the CDC and STARLIMS, but also state public health agencies in Indiana, California and Illinois.

STARLIMS Solutions for Public Health Informatics
STARLIMS public health solutions provide the infrastructure for timely sharing of laboratory information among state and federal public health agencies – which is crucial for effective response to emerging public health threats, including outbreaks of infectious diseases. STARLIMS fully supports the guidelines set forth by the CDC and the United States Association of Public Health Laboratories (APHL).

STARLIMS’s enterprise-level information system brings together all public health laboratory activities into a single platform, offering comprehensive reporting, surveillance and networking capabilities. Advanced web-based capabilities are enhanced by specialized tools and wizards, resulting in flexible solutions that enable public health labs to manage large amounts of data while also meeting stringent accreditation requirements.

About STARLIMS
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with over 20 years of LIMS experience. The Company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. With operations in the United States, Canada, the United Kingdom, Israel and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions, changes in demand for products and services, the timing and amount or cancellation of orders, loss of market share and other risks detailed from time to time in STARLIMS’s filings from time to time with the Securities and Exchange Commission. Such filings contain and identify these and other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: August 27, 2009